Exhibit (a)(5)(H)

PCA and Boise Announce Early Termination of HSR Waiting Period

Lake Forest, IL and Boise, ID—October 1, 2013 – Packaging Corporation of America (NYSE: PKG) and Boise, Inc. (NYSE: BZ) today announced that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the previously announced acquisition of Boise by PCA.

The transaction remains subject to other customary closing conditions.

Overview of PCA

Headquartered in Lake Forest, IL, PCA (NYSE: PKG) is the fourth largest producer of containerboard and corrugated packaging products in the United States with sales of $2.8 billion in 2012. PCA operates four paper mills and 71 corrugated product plants in 26 states across the country.

Overview of Boise

Headquartered in Boise, Idaho, Boise Inc. (NYSE: BZ) manufactures a wide variety of packaging and paper products. Boise’s range of packaging products includes linerboard and corrugating medium, corrugated containers and sheets, and protective packaging products. Boise’s paper products include imaging papers for the office and home, printing and converting papers, and papers used in packaging, such as label and release papers.

Tender Offer

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Boise’s common stock is being made pursuant to an Offer to Purchase and related materials that PCA and its subsidiary, Bee Acquisition Corporation, have filed with the Securities and Exchange Commission (SEC). On September 26, 2013, PCA and Bee Acquisition Corporation filed a Tender Offer Statement on Schedule TO with the SEC and Boise filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement (each as amended and supplemented) contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are available to Boise’s stockholders at no expense to them by written request to Georgeson Inc., 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310 or by calling (866) 295-3782 (toll-free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

PCA CONTACT:	BOISE CONTACT:
Barbara Sessions	Greg Jones
Packaging Corporation of America	Boise Inc.
INVESTOR RELATIONS: (877) 454-2509	INVESTOR RELATIONS: (208) 384-7141
PCA’s Website: www.packagingcorp.com	Boise’s Website: www.boiseinc.com